UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Dameris, Peter T.
   4400 Post Oak Parkway
   Suite 1100
   Houston, TX  77027
2. Issuer Name and Ticker or Trading Symbol
   Metamor Worldwide, Inc.
   MMWW
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 15, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer & Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |06/15/|D   |V|48,650            |D  |(1)        |-0-                |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Employee Stock Option |$19.5000|04/19|D   |V|45,000     |D  |(2)  |04/19|Common Stock|45,000 |(2)    |-0-         |D  |            |
(right to buy)        |        |/96  |    | |           |   |     |/06  |            |       |       |            |   |            |
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Employee Stock Option |$28.8330|05/28|D   |V|45,000     |D  |(3)  |05/28|Common Stock|45,000 |(3)    |-0-         |D  |            |
(right to buy)        |        |/96  |    | |           |   |     |/06  |            |       |       |            |   |            |
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Employee Stock Option |$21.3750|01/28|D   |V|20,000     |D  |(4)  |01/28|Common Stock|20,000 |(4)    |-0-         |D  |            |
(right to buy)        |        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
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Employee Stock Option |$25.3125|01/07|D   |V|30,000     |D  |(5)  |01/07|Common Stock|30,000 |(5)    |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/99  |            |       |       |            |   |            |
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Employee Stock Option |$25.3125|01/07|D   |V|30,000     |D  |(6)  |01/07|Common Stock|30,000 |(6)    |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/99  |            |       |       |            |   |            |
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Employee Stock Option |$15.9700|03/04|D   |V|15,000     |D  |(7)  |03/04|Common Stock|15,000 |(7)    |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/00  |            |       |       |            |   |            |
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Employee Stock Option |$20.5625|06/22|D   |V|50,000     |D  |(8)  |06/22|Common Stock|50,000 |(8)    |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
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Employee Stock Option |$14.1875|09/08|D   |V|150,000    |D  |(9)  |09/08|Common Stock|150,000|(9)    |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
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Employee Stock Option |$14.1875|09/08|D   |V|150,000    |D  |(10) |09/08|Common Stock|150,000|(10)   |-0-         |D  |            |
(right to buy)        |        |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Disposed of pursuant to merger agreement between issuer and PSINet Incorporated in exchange for 43,785 shares of PSINet Common Stock having a market value of $30.13 per share on the effective date of the merger.
(2) This option which provided for vesting in five equal annual installments beginning April 19, 1997, was assumed by PSINet in the merger and replaced with an option to purchase 40,500 shares of PSINet common stock for $21.667 per share. The option is fully vested.
(3) This option which provided for vesting in five equal annual installments beginning May 28, 1997, was assumed by PSINet in the merger and replaced with an option to purchase 40,500 shares of PSINet common stock for $32.037 per share. The option is fully vested.
(4) This option which provided for vesting in five equal annual installments beginning January 28, 1999, was assumed by PSINet in the merger and replaced with an option to purchase 18,000 shares of PSINet common stock for $23.75 per share. Vesting is monthly in the amount of 1/60 per month through the first four years of the option period. At the end of the fourth year, the remaining 12/60 will automatically accelerate and fully vest.
(5) This option which provided for vesting in five equal annual installments beginning January 7, 2000, was assumed by PSINet in the merger and replaced with an option to purchase 27,000 shares of PSINet common stock for $28.125 per share. Vesting is monthly in the amount of 1/60 per month through the first four years of the option period. At the end of the fourth year, the remaining 12/60 will automatically accelerate and fully vest.
(6) This option which is fully vested was assumed by PSINet in the merger and replaced with an option to purchase 27,000 shares of PSINet common stock for $28.125 per share.
(7) This option which provided for vesting in five equal annual installments beginning March 4, 2000, was assumed by PSINet in the merger and replaced with an option to purchase 13,500 shares of PSINet common stock for $17.744 per share. Vesting is monthly in the amount of 1/60 per month through the first four years of the option period. At the end of the fourth year, the remaining 12/60 will automatically accelerate and fully vest.
(8) This option which provided for vesting in five equal annual installments beginning June 22, 2000, was assumed by PSINet in the merger and replaced with an option to purchase 45,000 shares of PSINet common stock for $22.847 per share. Vesting is monthly in the amount of 1/60 per month through the first four years of the option period. At the end of the fourth year, the remaining 12/60 will automatically accelerate and fully vest.
(9) This option which provided for vesting in five equal annual installments beginning September 8, 2000, was assumed by PSINet in the merger and replaced with an option to purchase 135,000 shares of PSINet common stock for $15.764 per share. Vesting is monthly in the amount of 1/60 per month through the first four years of the option period. At the end of the fourth year, the remaining 12/60 will automatically accelerate and fully vest.
(10) This option which is fully vested was assumed by PSINet in the merger and replaced with an option to purchase 135,000 shares of PSINet common stock for $15.764 per share.
SIGNATURE OF REPORTING PERSON
Peter T. Dameris
DATE
July 10, 2000